UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

TO OUR SHAREHOLDERS:	July 21, 2010
The three Longleaf Funds’ NAVs retreated in the second quarter and pushed year-to-date results into negative territory. Each Fund has outperformed its respective benchmark in 2010 but is behind our absolute annual goal of inflation plus 10%. The price movements from the highs in late April to the lows at quarter end reminded stockholders that the market periodically misprices businesses. The expected cash flows our companies will produce over the next five to ten years have changed little. Yet, the market’s pricing of those businesses changed materially in a two month period.
The Funds have delivered superior long-term returns.

	Cumulative Returns through June 30, 2010*
	Since IPO	20 Year	10 Year	5 Year	1 Year	YTD	Q2
Partners Fund (4/8/87 IPO)	932.9%	639.7%	60.9%	(5.3)%	21.9%	(1.6)%	(8.0)%
S&P 500 Index	502.1	338.5	(14.8)	(3.9)	14.4	(6.7)	(11.4)

Small-Cap Fund (2/21/89 IPO)	630.8	539.8	115.5	10.7	32.1	(0.8)	(10.6)
Russell 2000 Index	431.2	380.0	34.4	1.9	21.5	(2.0)	(9.9)

International Fund (10/26/98 IPO)	153.2	NA	66.1	1.6	6.5	(9.1)	(10.9)
EAFE Index	35.3	NA	1.6	4.5	5.9	(13.2)	(14.0)

Inflation plus 10%	NA	976.8	220.9	78.6	11.0	4.9	2.1

*
During the inception year, the S&P 500 Index and the EAFE Index were available at month-end only. The S&P 500 Index value at 3-31-87 and the EAFE Index value at 10-31-98 were used to calculate performance since IPO. All returns include reinvested dividends and distributions but not the deduction of taxes. Current performance may be lower or higher. Prior to 2010 the Funds used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment may be worth more or less than the purchase prices. Call (800) 445-9469 or go to www.longleafpartners.com for current performance information and www.longleafpartners.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses.

	Average Annual Returns through June 30, 2010
	Since IPO	20 Year	10 Year	5 Year	1 Year
Partners Fund (4/8/87 IPO)	10.6%	10.5%	4.9%	(1.1)%	21.9%
S&P 500 Index	8.0	7.7	(1.6)	(0.8)	14.4

Small-Cap Fund (2/21/89 IPO)	9.8	9.7	8.0	2.0	32.1
Russell 2000 Index	8.1	8.2	3.0	0.4	21.5

International Fund (10/26/98 IPO)	8.3	NA	5.2	0.3	6.5
EAFE Index	2.6	NA	0.2	0.9	5.9
Much of our first quarter letter remains relevant. Macroeconomic concerns continue to dominate market sentiment, which in the last two months has grown considerably more pessimistic. In late June at the Morningstar Conference where many investors gathered, the overwhelming participant focus as described by a Morningstar panel moderator was the “three D’s” — debt, demographics, and doom. We would add a fourth “D” — double dip.
As our investment partners might expect, the widespread angst and concomitant volatility have helped us find new opportunities. A number of high quality businesses have become discounted enough to meet our criteria. This trend began overseas as fears of the Greek debt crisis weighed on much of Europe, and a healthy cooling of Asian growth pushed down many of those markets. In the last six weeks, the doom hit the U.S. Across the three Funds we initiated eight new positions during the quarter and sold one position in both the Partners and International Funds in April when prices approached our appraisal of each.

Equities offer a superior opportunity for investors today, particularly compared to fixed income. The earnings yield of the S&P 500 based on 2011 projected EPS is 9.4%. If adjusted for the approximately $100 of cash imbedded in the S&P, the operating earnings yield increases to 10.4%. The numbers are slightly more attractive overseas. Based on 2011 estimates, the EAFE Index earnings yield is 9.8%. If earnings grow organically from today’s depressed levels at only 5% per year (a rate that does not require the reinvestment of earnings because of current excess capacity), and even if the P/E ratio remains below the long-term average, an investor’s five year average annual return will be in the mid-teens.
By contrast, corporate bonds with fixed, taxable coupons yield much less than the growing, after-tax coupon that companies produce. The following table compares corporate earnings yields to bond yields at bear market lows since 1932. When stocks have been at their lowest levels, earnings yields have been an average of 2.8% higher than Aa2 bond yields. At the beginning of July earnings yields are 4.3% above debt yields or almost twice stocks’ relative attractiveness to bonds at bear market lows. We have rarely witnessed this much disparity in the benefits of being an owner of a growing coupon versus being a lender to a fixed one.
Earnings Yields versus Bond Yields
at Market Lows Following a 20% Market Correction

Market Low	DJIA Bear	Following Year		DJIA Earnings	Moody’s Aa2	Yield
Date	Market Low	Earnings(1)		Yield	Yield(3)	Difference
3/9/2009	6,547.1	810.0	(2)	12.4%	6.4%	(6.0%)
10/9/2002	7,286.3	523.2		7.3%	6.7%	(0.6%)
9/21/2001	8,235.8	461.1		5.6%	7.4%	1.8%
10/11/1990	2,365.1	100.8		4.3%	9.9%	5.6%
10/19/1987	1,738.7	228.0		13.1%	10.9%	(2.2%)
8/12/1982	776.9	84.9		10.9%	14.5%	3.6%
2/28/1978	742.1	124.5		16.8%	8.7%	(8.1%)
12/6/1974	577.6	75.7		13.1%	9.4%	(3.7%)
12/5/1973	788.3	99.0		12.6%	7.7%	(4.9%)
5/26/1970	631.2	55.1		8.7%	8.4%	(0.3%)
10/7/1966	744.3	53.9		7.2%	5.6%	(1.6%)
6/26/1962	536.8	41.2		7.7%	4.5%	(3.2%)
10/22/1957	419.8	28.0		6.7%	4.4%	(2.3%)
6/13/1949	161.6	30.7		19.0%	2.9%	(16.1%)
4/28/1942	92.9	9.7		10.4%	3.3%	(7.1%)
3/31/1938	99.0	9.1		9.2%	4.1%	(5.1%)
7/8/1932	41.2	2.1		5.1%	6.9%	1.8%
					Median:	(2.3%)
					Average:	(2.8%)
7/2/2010	9,686.5	930.4	(2)	9.6%	5.3%	(4.3%)

(1)	Source: Value Line except as noted.

(2)	First Call/Thomson Financial earnings estimate.

(3)	Long-term corporates.
In spite of the short-term market noise that the “D’s” are creating, over the long run equities will reflect the value of the free cash flow streams that businesses produce. We are highly confident that (1) the competitive strength of our companies makes them more certain to deliver growing free cash flow coupons than the average business; (2) our companies have superior corporate captains; and (3) the stock prices of our holdings are much cheaper than the S&P 500, EAFE, and the DJIA. P/Vs are in the mid-50% range for all three Funds, providing a large margin of safety as well as tremendous upside performance opportunity which will be magnified as values grow.

Advocacy for long-term investors
We believe capital markets exist to facilitate the transfer of capital between long-term investors and businesses. Securities and Exchange Commission regulations are designed to promote fair, transparent, and accessible markets. Recent advances in technology, however, have enabled select short-term traders to gain structural advantages over other market participants. This inequality began in the U.S. but is spreading to foreign exchanges as well. The “Flash Crash” on May 6th highlighted some of the issues. Southeastern believes (1) our intellectual capital (i.e. investment trading decisions) should not be sold by exchanges or used by others to interpose in transactions; (2) all market participants should have simultaneous access to the same exchange data; and (3) submitted orders should be true intentions to transact and remain applicable for a minimum increment of time. In response to SEC requests for comment on U.S. equity market structure, over the last several months we have submitted a letter to the SEC (http://www.sec.gov/comments/s7-02-10/s70210-164.pdf); met with all five of the SEC Commissioners, including Chairman Schapiro, as well as various members of Congress (http://www.sec.gov/comments/s7-02-10/s70210-228.pdf); and testified before the Joint CFTC-SEC Advisory Committee on Emerging Regulatory Issues (http://sec.gov/news/openmeetings/2010/jac062210.shtml). The links provide more detail about our assessment of market structure imperfections. We encourage you to ask your other managers their views and activities related to this important topic for long-term investors.
We greatly appreciate your investment partnership. With analysts based in Singapore, London, and Memphis we have the deepest and most capable research team in Southeastern’s history. This vested group is uncovering qualifying investments that we believe will produce above average returns.

Sincerely,

O. Mason Hawkins, CFA	G. Staley Cates, CFA
Chairman & CEO	President
Southeastern Asset Management, Inc.	Southeastern Asset Management, Inc.

3